Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL announces its interim dividend for the first quarter 2013

On April 26, 2013, the Board of Directors of TOTAL S.A. (“TOTAL”) approved a first quarter 2013 interim dividend of €0.59 per share, unchanged versus the previous quarter, and payable in euros according to the following timetable:

•                  ex-dividend date: September 24, 2013;

•                  record date: September 26, 2013; and

•                  payment date: September 27, 2013.

American Depositary Receipts (“ADRs”) holders will receive the first quarter 2013 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•                  ex-dividend date: September 19, 2013;

•                  record date: September 23, 2013; and

•                  payment date: October 15, 2013.

Registered ADR holders may contact The Bank of New York Mellon for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

Ivory Coast: Ivoire-1X exploration well on Block CI-100 encountered a horizon with high-quality oil

On April 25, 2013, TOTAL announced that the Ivoire-1X exploration well, located in the western portion of Block CI-100 in 2,280 meters of water, encountered 28 meters of net oil pay in a series of about 100 meters of Cretaceous reservoirs. The oil in the abrupt margin geological play is light 35 API oil.

Operated by Total E&P Côte d’Ivoire, Ivoire-1X is the first well drilled on the CI-100 block. It was drilled to a total depth of 5,044 meters.

The well confirms the extension into Block CI-100 of the already proved active petroleum system in the prolific Tano basin, home to several fields, including Jubilee in Ghana.

The data acquired during drilling is being analyzed to develop an appraisal program for the reservoirs discovered and explore identified prospects further east in the block, near recent discoveries in Ghana.

Total E&P Côte d’Ivoire operates the block with a 60% interest, alongside Yam’s Petroleum LLC (25%) and Petroci Holding (15%).